UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreement

On October 16, 2026, Ohmyhome Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (as defined in Regulation S of the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Offering”) of (i) 3,000,000 Class A ordinary shares (the “Shares”), par value of $0.000005 per share (the “Class A Ordinary Shares”) and (ii) 3,000,000 warrants (the “Warrants”, and the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each Warrant to purchase one (1) Class A Ordinary Share, at a combined price of $1.30 per share and one associated Warrant. The gross proceeds from this Offering were $3.9 million.

The exercise price to purchase each Warrant Share is at an initial exercise price of $1.30 per share, subject to adjustment including cashless exercise, however, in no event shall the cash exercise price be lower than $0.10 per share. The Warrants contain customary adjustment mechanisms upon corporate actions such as share dividends, share splits and share combinations. The Warrants are exercisable upon issuance and will expire five years from the issuance date of the Warrants (the “Initial Exercise Date”). Exercise of the Warrants is subject to a 9.99% beneficial ownership limitation. The Warrants are exercisable for cash, and they may also be exercised on a cashless basis. Notwithstanding the foregoing, if at any time starting on the 7th calendar day (the “Alternate Cashless Exercise Date”) following the Initial Exercise Date, in lieu of the Class A Ordinary Shares to be issued in a cashless exercise pursuant to the formula set forth in the Warrants, the holder may, by delivery of a notice of exercise to the Company, alternatively exchange all, or any part, of the Warrants into such aggregate number of Class A Ordinary Shares equal to the product of (x) nine (9), multiplied by (y) such aggregate number of Class A Ordinary Shares underlying such portion of the Warrants to be exercised as specified in such applicable notice of exercise (each, an “Alternate Cashless Exercise”, and such aggregate number of Class A Ordinary Shares to be issued in such applicable Alternate Cashless Exercise, the “Alternate Cashless Exercise Amount”).

In addition, all Purchasers have entered into a lock-up agreement (“Purchaser Lock-Up Agreement”) on October 16, 2026 with the Company, pursuant to which, all Purchasers agreed that for a period beginning from the signing date of the Purchaser Lock-Up Agreement to twelve (12) months following the closing date of the PIPE, not to offer or sell any Class A Ordinary Shares beneficially owned, held or thereafter acquired.

The Offering was closed on October 16, 2026. At closing, the Company issued the Shares and Warrants in exchange for gross proceeds of $3.9 million, before the deduction of customary expenses. The net proceeds to the Company from the Offering shall be used by the Company for working capital and general corporate purposes.

The Shares and Warrants were issued in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933 and Regulation S thereunder. Each Purchaser represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares or Warrants for the account or benefit of any U.S. person.

The foregoing description of the Warrants, Securities Purchase Agreement and Purchaser Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrants, Securities Purchase Agreement and Purchaser Lock-Up Agreement, forms of which are attached hereto as Exhibits 4.1, 10.1 and 10.2 and are incorporated herein by reference.

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Exhibits

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement
10.2	Form of Purchaser Lock-up Agreement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 16, 2026

Ohmyhome Limited

By:	/s/ Agus Prasetyo
Name:	Agus Prasetyo
Title:	Chief Executive Officer

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